Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

TO:	All Halliburton Employees

FROM:	Dave Lesar, chairman and CEO

SUBJECT:	Halliburton – BHI acquisition – the road ahead

Welcome to 2015 – a year of planning for the historic point in our Company’s life when we expect to bring Baker Hughes into the Halliburton family. The opportunities that will come from combining these two highly regarded and successful organizations are extraordinary, and we are extremely excited about what we can accomplish together going forward.

There are many steps we must take on our journey to close this transaction. To help you better understand the road ahead, attached is the timeline at a glance.

We’ve already made good progress, such as establishing a Joint Integration Team under the direction of Chief Integration Officer Mark McCollum — an important first step in bringing together the talent and expertise both companies have to offer. Also significant are the following key milestones:

•	Integration planning is now underway by the Integration Team. This team has a huge responsibility to plan the most seamless and efficient integration of our companies. Please provide your full cooperation if asked to assist with integration planning.

•	We expect the Halliburton and Baker Hughes Stockholder Vote on the acquisition agreement to occur in the spring of 2015. The pending transaction is subject to approvals from each company’s stockholders. We believe that the combination presents a compelling opportunity for stockholders of both companies to achieve extraordinary short- and long-term returns.

•	Regulatory Decisions are also ahead. The regulatory review process is underway, and decisions on those reviews are expected over the course of 2015. We have highly regarded antitrust experts working with us, and we continue to believe that a combination is achievable from a regulatory standpoint. We are diligently working to understand product overlaps between our companies. As part of our regulatory process it is possible that some or part of Halliburton and Baker Hughes duplicative businesses may need to be sold. We will keep you apprised of these developments when appropriate.

Looking closely at the road map provided, one thing to note is that we do not control the timing of certain events. The U.S. Securities and Exchange Commission must complete its review of the documents to be used for holding the stockholder votes, and approvals of applicable antitrust authorities drive the ultimate timeline. What we can control is how we manage our day-to-day responsibilities. We must work as if the Baker Hughes transaction were never announced, because our number one job is to ensure Halliburton remains in the strongest possible financial, market and profitability position.

Your dedication, hard work and focus have brought us to this point, and now we need to move forward with the same perseverance to maneuver through this very challenging business environment.

Stay focused, positive and strong — I know by working together, as we always have, we can achieve great results.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the integration of Halliburton and Baker Hughes, the strength of the combined company and expectations regarding the capabilities and advantages of the combined company are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, on December 19, 2014, Halliburton filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Halliburton and Baker Hughes will each file with the SEC a definitive proxy statement/prospectus, and each of Halliburton and Baker Hughes will file other documents with respect to the proposed acquisition of Baker Hughes and a definitive proxy statement/prospectus will be mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 24, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014 , September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

# THE DEAL
## AT A GLANCE

**NOVEMBER 16, 2014**
**HALLIBURTON AND BAKER HUGHES**
REACH AGREEMENT TO COMBINE COMPANIES

**DECEMBER 04, 2014**
**HALLIBURTON ANNOUNCES INTEGRATION LEADERSHIP**
FOR BAKER HUGHES ACQUISTION

**DECEMBER 2014**
**REGULATORY REVIEWS BEGIN**

**JANUARY 2015**
**INTEGRATION TEAMS CHOSEN**
AND PLANNING BEGINS

**SPRING 2015**
Halliburton and Baker Hughes
**STOCKHOLDERS EXPECTED TO VOTE**

**SECOND HALF 2015**
**REGULATORY DECISIONS EXPECTED**

**INTEGRATION TEAM EXPANDS**
TO PLAN COMBINATION OF TALENT AND CAPABILITIES OF BOTH COMPANIES

**SECOND HALF 2015**
The **DEAL**
EXPECTED TO CLOSE

**DAY 1 POST CLOSE**
**INTEGRATION IMPLEMENTATION**
EXPECTED TO BEGIN

TRANSACTION VALUED AT **34.6** BILLION
AS OF NOVEMBER 12, 2014

LARGEST TRANSACTION **OIL & GAS** INDUSTRY **2014**

AT CLOSING, BAKER HUGHES STOCKHOLDERS WILL OWN APPROXIMATELY **36%** OF THE COMBINED COMPANY

## PRIORITIES

**CONTINUE TO FOCUS** ON SAFE, RELIABLE OPERATIONS

**TREAT BAKER HUGHES AS A COMPETITOR** UNTIL THE DEAL CLOSES

**PROVIDE THE SAME OUTSTANDING SERVICE** THAT OUR CUSTOMERS EXPECT

**HALLIBURTON**

THE ORDER, TIMING AND COMPLETION OF EVENTS MAY CHANGE

© 2015 Halliburton All Rights Reserved.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, the integration of Halliburton and Baker Hughes, the regulatory process, and the expected shareholder votes are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2013, Form 10-Q for the quarter ended September 30, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, on December 19, 2014, Halliburton filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Halliburton and Baker Hughes will each file with the SEC a definitive proxy statement/prospectus, and each of Halliburton and Baker Hughes will file other documents with respect to the proposed acquisition of Baker Hughes and a definitive proxy statement/prospectus will be mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 24, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

© 2015 Halliburton. All Rights Reserved.